UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 6, 2008**



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Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01   Other Events.

Incorporated by reference is a press release issued by the Company on October 6, 2008, and attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

ITEM 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on October 6, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CROSS COUNTRY HEALTHCARE, INC.


By: /s/ EMIL HENSEL
Emil Hensel
Chief Financial Officer

Dated: October 8, 2008

LINKS

ITEM 8.01   Other Events.
ITEM 9.01   Financial Statements and Exhibits

Exhibit 99.1





FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES THIRD QUARTER 2008 EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

BOCA RATON, Fla. – October 6, 2008 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) will hold its quarterly conference call to discuss its third quarter 2008 financial results on Monday, November 3, 2008, at 10:00 a.m. Eastern Time. The Company intends to distribute its earnings press release that morning prior to the call at approximately 9:00 a.m. Eastern Time.

This call will be webcast live by CCBN/Thomson Financial and can be accessed at the Company's website at www.crosscountryhealthcare.com or by dialing 877-917-1549 from anywhere in the U.S. or by dialing 312-470-7109 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from November 3rd through November 17th. A replay of the conference call will be available by telephone from approximately noon Eastern Time on November 3rd until November 17th by calling 800-756-0131 from anywhere in the U.S. or 203-369-3001 from non-U.S. locations.

The webcast will also be distributed over Thomson Financial's Investor Distribution Network to both institutional and individual investors at www.streetevents.com and www.companyboardroom.com, respectively.

Cross Country Healthcare, Inc. is a leading provider of nurse and allied staffing services in the United States, a national provider of multi-specialty locum tenens (physician) and allied staffing services, a provider of clinical trials services to global pharmaceutical and biotechnology customers, as well as a provider of other human capital management services focused on healthcare. The Company has approximately 5,000 contracts with hospitals, healthcare providers, pharmaceutical and biotechnology customers, and other healthcare organizations. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com